UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza

10 Jiuxianqiao Zhonglu

Chaoyang District, Beijing 100016

People’s Republic of China

Attn: Justin Tang, Chief Executive Officer

Tel: +86 (10) 5860-2288

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                      No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                      No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On June 1, 2005, eLong, Inc. (the “Company”) issued a press release announcing that the Company and SINA Corporation have entered into definitive agreements by which the Company will acquire Shanghai Xinwang Computer Technology Co., Ltd. and its affiliate Bravado Investments Limited which together are engaged in the business of providing online and offline hotel booking services in the People’s Republic of China under the Fortune Trip brand name. The Company expects the deal to close during its second quarter ending June 30, 2005.

The Company’s press release is furnished as Exhibit 99.2 to this report.

The information herein and in the press release are intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibits.

99.2      Press Release issued by the Company on June 1, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: June 1, 2005	ELONG, INC.

	By:	/s/ Derek Palaschuk
	Name:	Derek Palaschuk
	Title:	Chief Financial Officer

EXHIBIT 99.2

ELONG ANNOUNCES PLAN TO ACQUIRE FORTUNE TRIP, ONE OF CHINA’S LEADING HOTEL CONSOLIDATORS; ENTERS THREE YEAR STRATEGIC ADVERTISING AGREEMENT WITH SINA

BEIJING and SHANGHAI, China — June 1, 2005 — eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, and SINA Corporation (Nasdaq: SINA), a leading online media company and value-added information service provider for China and for global Chinese communities, today announced that they have entered into definitive agreements by which eLong will acquire Shanghai Xinwang Computer Technology Co., Ltd. and its affiliate Bravado Investments Limited which together are engaged in the business of providing online and offline hotel booking services in the People’s Republic of China (“PRC”) under the Fortune Trip brand name. eLong expects the deal to close during its second quarter ending June 30, 2005.

Fortune Trip is one of the largest hotel consolidators in China and has its head office in Shanghai, China. During the year ended December 31, 2004, Fortune Trip’s customers booked approximately 250,000 hotel rooms through its call center and online via SINA’s hotel channel. Fortune Trip has a national hotel network of 1,600 hotels.

eLong and SINA separately announced they have entered into a three year strategic advertising cooperation agreement whereby eLong will become SINA’s exclusive hotel bookings partner in the PRC upon the closing of the Fortune Trip transaction. During this period, SINA and eLong will operate a co-branded online hotel booking channel, and eLong will receive advertising placements on SINA’s website including SINA’s travel channel, which is located at http://tour.sina.com.cn. The co-branded hotel channel will be located at http://sina.elong.com.

“Through this acquisition we believe eLong will enhance our competitive position especially in Eastern China, increase our hotel volumes and strengthen our management team. We are especially pleased that at closing, Wu Hai, Fortune Trip’s founder and one of China’s most seasoned travel executives, will be joining eLong as a Vice President and Wu Hai will be joined at eLong by the Fortune Trip management team,” said Justin Tang, Chairman and Chief Executive Officer of eLong.

“We are pleased for the next three years to be teaming up with eLong, one of China’s leading online travel companies, to provide our growing user base access to eLong’s high quality hotel, air and vacation package products,” said Wang Yan, Chief Executive Officer of SINA.

About eLong, Inc.

Founded in 1999, eLong is an independent travel service company headquartered in Beijing with a national presence across China. The Company uses web-based distribution technologies and a 24-hour nationwide call center to provide consumers with consolidated travel information and the ability to access hotel reservations at discounted rates at over 2,600 hotels in major cities across China. The Company also offers air ticketing and other travel related services, such as rental cars, vacation packages and corporate travel services. eLong operates the websites http://www.elong.com and http://www.elong.net.

About SINA

SINA Corporation (Nasdaq: SINA) is a leading online media company and value-added information service (VAS) provider for China and for global Chinese communities. With a branded network of localized web sites targeting Greater China and overseas Chinese, SINA provides services through five major business lines including SINA.com (online news and content), SINA Mobile (mobile value-added services), SINA Online (community-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping and travel). Together these provide an array of services including region-focused online portals, mobile value-added services, search and directory, interest-based and community-building channels, free and premium email, online games, virtual ISP, classified listings, fee-based services, e- commerce and enterprise e-solutions.

For more information, please contact:

eLong Investor Contact:

Raymond Huang, Investor Relations Manager,

eLong, Inc.

Tel: +86-10-5860-2288 x6633

Email: ir@corp.elong.com

SINA Contact:

Denise Roche

Tel: +1-646-536-7008

Email: droche@theruthgroup.com

Chen Fu

Tel: +86-21-6289-5678 x6089

Email: fuchen@staff.sina.com